Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 10

DATED SEPTEMBER 10, 2003

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 13, 2003, and August 27, 2003, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE NOTES OR OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Award of U.S. Patent on System for Authenticating Users in a Computer Network

On September 9, 2003, we announced that we had been awarded U.S. Patent No. 6,618,806 from the United States Patent and Trademark Office for a system for authenticating users in a computer network. We previously announced allowance of the patent application; the September 9, 2003, announcement related to the actual patent award. The patent award is for twenty years and has a priority date of July 6, 1998.

The patent, entitled “System and Method for Authenticating Users in a Computer Network,” describes what we consider a fundamental process for controlling access to a computer network using biometric authentication. The patent primarily governs what we believe is a critical step in biometric authentication—the policy system. Our invention, currently outlined by 10 claims, provides the flexibility administrators need to tailor biometric security for users within their organizations. The patent can be viewed at http://www.uspto.gov.

More specifically, this patent describes how to control access in a computer network environment with a policy-based biometric authentication solution. It applies to any system which obtains a user’s ID, determines which biometric to use for authentication (using either a user-specific policy or a system default policy), captures the user’s biometric, compares the live sample to a record on file, and allows the user to log on if matched.

This patent also covers more complex combinations of security policies which require specific types of biometrics, or combinations of biometrics, for network access from a specific computer; to specific data, files, reports, etc.; based on the group or groups the user belongs to; or any combination of the foregoing. In addition, this patent covers the use of device-specific security settings and automatic device detection to drive network security policies.

We are also seeking additional patent protection for a number of key elements of our product line. We principally rely upon patent, trademark, copyright, trade secret and contract law to establish and protect our proprietary rights. We intend to continue to pursue patent protection as we seek to strengthen the protection of our intellectual property. However, there is a risk that claims allowed on any patents or trademarks we hold may not be broad enough to protect our technology. In addition, our patents or trademarks may be challenged, invalidated or circumvented and we cannot be certain that the rights granted thereunder will provide competitive advantages to us. Moreover, any current or future issued or licensed patents, or trademarks, or currently existing or future developed trade secrets or know-how, may not afford sufficient protection against competitors with similar technologies or processes, and the possibility exists that certain of our already issued patents or trademarks may infringe upon third party patents or trademarks or be designed around by others. We may have to litigate to enforce our patents or trademarks or to determine the scope and validity of other parties’ proprietary rights. Litigation could be very costly and divert management’s attention. An adverse outcome in any litigation may have a severe negative impact on our financial results and stock price. Failure by us to maintain the proprietary nature of our technology and intellectual property could have a material adverse effect on our business, operating results, financial condition and stock price and on our ability to compete effectively.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is September 10, 2003.